

14048467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404

SEC FILE NUMBER
8- 66088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/13__ AND ENDING __12/31/13__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Schottenfeld Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvatore Risi   212-300-2247

                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas   New York   NY   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Salvatore Risi   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Schottenfeld Group, LLC   , as

of December 31,   , 20 13   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

_____

Signature

Chief Financial Officer

Title

SHENGYU CAO
Notary Public, State of New York
No. 01CA6246104
Qualified in New York County
Commission Expires 6 8-08-15

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schottenfeld Group, LLC

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Managing Member
Schottenfeld Group, LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Schottenfeld Group, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Schottenfeld Group, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
March 1, 2014

1

Schottenfeld Group, LLC

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	4,879
Due From Clearing Broker		883,600
Investments		500,000
Receivable From Affiliate		39,134
Prepaid Expenses		39,602
Total assets	$	1,467,215

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accounts payable and accrued expenses	$	179,499
Total liabilities		179,499
Members' Capital		1,287,716
Total liabilities and members' capital	$	1,467,215

See Notes to Statement of Financial Condition.

Schottenfeld Group, LLC

Notes to Statement of Financial Condition

Note 1.   Description of Organization

Organization and Business: Schottenfeld Group, LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker-dealer in June 2004. The Company provides commission-based agency services to its institutional clients, including certain related parties as described in Note 7. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"), on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule.

The Company's operating agreement provides for the allocations of profits and losses to the members in proportion to respective capital interests.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Note 2.   Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits. The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Income Taxes: No provision has been made for federal and state income taxes in the accompanying financial statements as the members are each individually responsible for reporting income or loss, to the extent required by federal and New York State income tax laws and regulations, based on each member's respective share of Company's income and expenses as reported for income tax purposes.

FASB Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no uncertain tax positions.

Notes to Statement of Financial Condition

Note 2.   Significant Accounting Policies (Continued)

The Company is generally not subject to examination by U.S. federal taxing authorities for tax years before 2010 and the state taxing authorities for tax years before 2010.

Recently Adopted Accounting Pronouncements: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure-related, the adoption did not have a material impact on the financial statements or results of operations.

Fair Value Measurements: FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1:   Quoted market prices in active markets for identical assets and liabilities.

Level 2:   Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:   Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements. The adoption of ASC 820 did not have a material impact on the Company's financial statements.

Level 3 Valuation Techniques: In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; management's determination of fair value is then based on the best information available in the circumstances, and may incorporate management's own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies.

Level 3 Valuation Process: Investments classified within Level 3 of the fair value hierarchy are valued on a monthly basis, taking into consideration any changes in the Company's exit assumptions, as well as any changes in economic and other relevant conditions, and valuation models are updated accordingly. The valuations of the Company's investments are reviewed monthly by the principals of the firm.

Schottenfeld Group, LLC

Notes to Statement of Financial Condition

Note 3. Investments

The following table presents the Company's fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2013:

| | | Fair Value Measurements Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
Description	Total			
Investment	$ 500,000	$ -	$ -	$ 500,000
Total	$ 500,000	$ -	$ -	$ 500,000

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value for the year ended December 31, 2013 are as follows:

	Year Ended December 31, 2013
Balance, December 31, 2012	$ -
Purchase of investments	500,000
Balance, December 31, 2013	$ 500,000

The following table presents qualitative information about Level 3 fair value measurements as of December 31, 2013:

Type of Asset	Fair Value as of December 31, 2013	Valuation Technique	Unobservable Input	Input
Investment	$ 500,000	Recent acquisition transaction	N/A	N/A
			Liquidity discount	55%

Note 4. Due From Clearing Broker

Due from clearing broker includes cash balances with GSEC and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2013.

Schottenfeld Group, LLC

Notes to Statement of Financial Condition

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $698,380, which was $598,380 in excess of its required net capital of $100,000. The Company's net capital ratio was .2570 to 1.

Note 6. Financial Instruments and Risk

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss. The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Note 7. Related Party Transactions

Roadrunner Capital Partners, LLC ("Roadrunner") is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Pursuant to an expense-sharing agreement with Roadrunner, the Company is responsible for certain direct costs related to the occupancy of office facilities.

The Company also maintains an expense-sharing agreement with another affiliated entity, Koyote Trading, LLC ("Koyote"). The Company provides Koyote with administrative and managerial resources and is reimbursed periodically pursuant to the terms of the agreement. At December 31, 2013, the Company had $39,134 receivable from Koyote that is included on the statement of financial condition,